

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2011

<u>Via E-mail</u>
Paul O. Koether, Chief Executive Officer
Kent International Holdings, Inc.
5305 Miramar Lane
Colleyville, Texas 76034

> **Re: Kent International Holdings, Inc.**
> **August 17, 2011 Supplemental Correspondence**
> **Form 8-K dated March 22, 2011**
> **Filed March 28, 2011**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 18, 2011**
> **File No. 000-20726**

Dear Mr. Koether:

We have reviewed your filings and supplemental responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K/A Submitted Supplementally on August 17, 2011</u>

<u>General</u>

1. Please amend your Form 8-K, rather than providing draft disclosure, to include changes in response to our comment letters dated May 9, 2011, August 1, 2011 and this letter.

Revenues, page 9

2. We reissue comment 14 of our letter dated August 1, 2011. Please revise to discuss the source(s) of your revenue for the periods described, including the information contained in your letter dated August 17, 2011.

Item 9.01 Financial Statements and Exhibits, page 13

3. We note your response to comment 18 of our letter dated August 1, 2011. Please be sure to file such exhibits, and any others required to be filed, in the proper electronic format. In this regard, please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

4. We reissue comment 19 of our letter dated August 1, 2011. Please file or incorporate by reference, as appropriate, the exhibits required by Form 10. Please refer to Item 601 of Regulation S-K for a description of the exhibits required to be filed. We may have further comment.

Pro Forma Consolidated Financial Statements, page 17

5. Please include all relevant pro forma adjustments such that an investor can easily understand historical statements, pro forma adjustments, and the pro forma results. We note several accounts (additional paid in capital, accumulated deficit, and income taxes) where the historical and pro forma balances are different but no pro forma adjustment is presented to account for the difference.

Form 10-K for Fiscal Year Ended December 31, 2010

6. We reissue comments 21 and 22 of our letter dated August 1, 2011. Please file an amended Form 10-K responsive to our comments with your next response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at (202) 551-3727 or Tia Jenkins, Senior Assistant Chief Accountant at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director